

February 27, 2013

Via E-mail
Mr. Ronald M. Lombardi
Chief Executive Officer
Prestige Brands Holdings, Inc.
660 White Plains Road
Tarrytown, New York 10591

Re: Prestige Brands Holdings, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed May 18, 2012
Form 10-Q for the Quarterly Period Ended December 31, 2012
Filed February 7, 2012
File No. 001-32433

Dear Mr. Lombardi:

    We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended March 31, 2012
Notes to Consolidated Financial Statements

Note 1. Business and Basis of Presentation
Revenue Recognition, page 61

1. Please provide us proposed disclosure to be included in future filings to clarify how you account for your promotional programs in the financial statements, other than slotting fees. Tell us the specific accounting literature you are using to support your accounting treatment.

Note 3. Acquisitions
Acquisition of GlaxoSmithKline OTC Brands, page 64

2. Please tell us what consideration was given to identifying other identifiable intangible assets such as customer lists or relationships, customer contracts, contract-based intangibles such as a license, and technology-based intangibles such as unpatented technology. Refer to the guidance in ASC 805-20-55-11 through 805-20-55-57. In addition, please tell us what specific characteristics or other specific facts and circumstances where considered when determining whether an intangible had an indefinite or a finite life.

Note 21. Condensed Consolidating Financial Statements, page 88

3. You state that a significant portion of your operating income and cash flow is generated by your subsidiaries. As a result, funds necessary to meet Prestige Brands, Inc.'s debt service obligations are provided in part by distributions or advances from the Company's subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company's subsidiaries, could limit Prestige Brands, Inc.'s ability to obtain cash from your subsidiaries for the purpose of meeting its debt service obligations, including the payment of principal and interest on the Senior Notes. Your disclosure in Note 10 indicates there are no significant restrictions at the subsidiary level of the guarantors, but it is not clear if there are any restrictions at the guarantor level. Please provide proposed disclosure to be included in future filings to disclose the amounts of restricted net assets for subsidiaries and/or guarantor subsidiaries as of the end of the most recently completed fiscal year or tell us how your disclosure complies with Rule 3-10(i)(10) and Rule 4-08(e)(3)(ii) of Regulation S-X.

Form 10-Q for the nine months ended December 31, 2012
Note 10. Long Term Debt, page 13

4. You state that the amounts of the accelerated amortization were not material to the consolidated financial statements for the quarters ended June 30, 2012, September 30, 2012, and December 31, 2012 and the cumulative amount of the adjustment is not material to the estimated results of operations for the year ended March 31, 2013 yet the cumulative amount appears to understate both pre-tax and after tax net income for the three months ended December 31, 2012 by 15%. Please tell us how you determined that these amounts are not material to the quarter ended December 31, 2012 and therefore you are not required to revise the quarterly periods ended June 30, 2012 and September 30, 2012.

Note 21. Condensed Consolidating Financial Statements, page 25

5. You state on page 34 that you determined in the first quarter of 2013 that certain amounts in the condensed consolidated financial statements have been incorrectly stated. You also state that you will disclose the impact of the revisions on previously reported amounts and accordingly revise the Condensed Consolidated Financial Statements for comparative periods

in your future filings. As the revisions appear significant, please provide us your analysis as to why you do not believe you should amend to provide corrected information for all periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant